For immediate release
                                                                  April 11, 2005

                           Toyota Names New Executives

Tokyo -- TOYOTA MOTOR CORPORATION announced today planned changes to its directors and managing officers as described below. An announcement has been made on February 9th regarding positions of executive vice president and above.

1. Newly Appointed Members of the Board of Directors (9 people)--Pending approval at this year's regularly scheduled general shareholders' meeting in June; Nominations for executive vice president and above have been released on February 9th.

---------------------- ----------------------------- ---------------------------
        Name                     New title                 Current title
---------------------- ----------------------------- ---------------------------
Hajime Wakayama        Senior Managing Director      Managing Officer
---------------------- ----------------------------- ---------------------------
Hiroshi Takada         Senior Managing Director      Managing Officer
---------------------- ----------------------------- ---------------------------
Teiji Tachibana        Senior Managing Director      Managing Officer
---------------------- ----------------------------- ---------------------------
Shinichi Sasaki        Senior Managing Director      Managing Officer
---------------------- ----------------------------- ---------------------------
Shin Kanada            Senior Managing Director      Managing Officer
---------------------- ----------------------------- ---------------------------
Akira Okabe            Senior Managing Director      Managing Officer
---------------------- ----------------------------- ---------------------------
Yoshio Shirai          Senior Managing Director      Managing Officer
---------------------- ----------------------------- ---------------------------
Yoichiro Ichimaru      Senior Managing Director      Managing Officer
---------------------- ----------------------------- ---------------------------
Shoji Ikawa            Senior Managing Director      Managing Officer
---------------------- ----------------------------- ---------------------------


2. Retiring Directors (4 people)--To retire on the day of this year's regularly scheduled general shareholders' meeting in June; Nominations for executive vice president and above have been released on February 9th.

------------------------------ ---------------------------------------
            Name                       Current title
------------------------------ ---------------------------------------
Yasuhito Yamauchi              Senior Managing Director
------------------------------ ---------------------------------------
Takashi Kamio                  Senior Managing Director
------------------------------ ---------------------------------------
Hiroyuki Watanabe              Senior Managing Director
------------------------------ ---------------------------------------
Akio Matsubara                 Senior Managing Director
------------------------------ ---------------------------------------

3. New Managing Officers (16 people)--Pending approval at a board of directors meeting scheduled subsequent to but on the same day as this year's regularly scheduled general shareholders' meeting in June:

-------------------- -----------------------------------------------------------
                                      Current title/assignment
       Name                      (at Toyota Motor Corp unless noted)
-------------------- -----------------------------------------------------------
Senta Morioka        General Manager, Housing Production Div.
-------------------- -----------------------------------------------------------
Hironobu Inoue       General Manager, Corolla Channel Operations Div.
-------------------- -----------------------------------------------------------
Kazuhiko Takarada    General Manager, Administration Div., Motomachi Plant
-------------------- -----------------------------------------------------------
Masayuki Nakai       General Manager, Public Affairs Div.
-------------------- -----------------------------------------------------------
Toshiki Hayama       General Manager, Drive Train & Chassis Production
                     Engineering Div.
-------------------- -----------------------------------------------------------
Takahiro Iwase       General Manager, Machining Div., Myochi Plant
-------------------- -----------------------------------------------------------
Akihito Tsuji        General Manager, Global Audit Div.
-------------------- -----------------------------------------------------------
Yoshihiko Masuda     General Manager, Engine Administration Div.
-------------------- -----------------------------------------------------------
Nobuo Kobayashi      General Manager, Tokyo Engineering Div.
-------------------- -----------------------------------------------------------
Yoshimasa Ishii      Chief Coordinating Executive, Toyota Motor Marketing
                     Europe n.v./s.a. (TMME)
-------------------- -----------------------------------------------------------


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

-------------------- -----------------------------------------------------------
Tatsuya Kaneko       General Manager, Domestic Sales Planning Div.
-------------------- -----------------------------------------------------------
Takeshi Shirane      General Manager, Purchasing Div.1
-------------------- -----------------------------------------------------------
Masanao Tomozoe      Senior Vice President, Toyota Motor Sales, U.S.A., Inc.
                     (TMS)
-------------------- -----------------------------------------------------------
Katsunori Itasaka    General Manager, Toyota Channel Operations Div.
-------------------- -----------------------------------------------------------
Tokuyuki Takahashi   General Manager, R & D Management Div.
-------------------- -----------------------------------------------------------
Real C. Tanguay      President, Toyota Motor Manufacturing Canada Inc. (TMMC)
-------------------- -----------------------------------------------------------


4. Retiring Managing Officers (3 people)--To retire on the day of this year's regularly scheduled general shareholders' meeting in June:

------------------------------ ----------------------------
            Name                      Current title
------------------------------ ----------------------------
Masuji Arai                    Managing Officer
------------------------------ ----------------------------
Shinichi Kawashima             Managing Officer
------------------------------ ----------------------------
Kunio Komada                   Managing Officer
------------------------------ ----------------------------


5. Board of Directors and Managing Officers--As a result of the foregoing, Toyota Motor Corporation's new Board of Directors and Managing Officer candidates, pending approval at this year's regularly scheduled general shareholders' meeting in June, is expected to consist of the following:

i. Board of Directors (26 people)
--------------------------------------- ---------------------------------------
           Name                                    New title
--------------------------------------- ---------------------------------------
Hiroshi Okuda                           Chairman
--------------------------------------- ---------------------------------------
Fujio Cho*                              Vice Chairman
--------------------------------------- ---------------------------------------
Katsuhiro Nakagawa                      Vice Chairman
--------------------------------------- ---------------------------------------
Katsuaki Watanabe*                      President
--------------------------------------- ---------------------------------------
Tokuichi Uranishi*                      Executive Vice President
--------------------------------------- ---------------------------------------
Kazuo Okamoto*                          Executive Vice President
--------------------------------------- ---------------------------------------
Kyoji Sasazu*                           Executive Vice President
--------------------------------------- ---------------------------------------
Mitsuo Kinoshita*                       Executive Vice President
--------------------------------------- ---------------------------------------
Yoshimi Inaba*                          Executive Vice President
--------------------------------------- ---------------------------------------
Takeshi Uchiyamada*                     Executive Vice President
--------------------------------------- ---------------------------------------
Masatami Takimoto*                      Executive Vice President
--------------------------------------- ---------------------------------------
Akio Toyoda*                            Executive Vice President
--------------------------------------- ---------------------------------------
Tetsuo Hattori                          Senior Managing Director
--------------------------------------- ---------------------------------------
Yukitoshi Funo                          Senior Managing Director
--------------------------------------- ---------------------------------------
Takeshi Suzuki                          Senior Managing Director
--------------------------------------- ---------------------------------------
Atsushi Niimi                           Senior Managing Director
--------------------------------------- ---------------------------------------
Hajime Wakayama*                        Senior Managing Director
--------------------------------------- ---------------------------------------
Hiroshi Takada*                         Senior Managing Director
--------------------------------------- ---------------------------------------
Teiji Tachibana*                        Senior Managing Director
--------------------------------------- ---------------------------------------
Shinichi Sasaki*                        Senior Managing Director
--------------------------------------- ---------------------------------------
Shin Kanada*                            Senior Managing Director
--------------------------------------- ---------------------------------------
Akira Okabe*                            Senior Managing Director
--------------------------------------- ---------------------------------------
Yoshio Shirai*                          Senior Managing Director
--------------------------------------- ---------------------------------------
Yoichiro Ichimaru*                      Senior Managing Director
--------------------------------------- ---------------------------------------

--------------------------------------- ---------------------------------------
Shoji Ikawa*                            Senior Managing Director
--------------------------------------- ---------------------------------------
Shoichiro Toyoda                        Honorary Chairman Member of the Board
--------------------------------------- ---------------------------------------
*Promoted

ii. Board of Corporate Auditors (7 people)
--------------------------------------- ---------------------------------------
            Name                                  New title
--------------------------------------- ---------------------------------------
Hideaki Miyahara                        Corporate Auditor
--------------------------------------- ---------------------------------------
Yoshiro Hayashi                         Corporate Auditor
--------------------------------------- ---------------------------------------
Chiaki Yamaguchi                        Corporate Auditor
--------------------------------------- ---------------------------------------
Yasutaka Okamura                        Corporate Auditor (outside)
--------------------------------------- ---------------------------------------
Hiromu Okabe                            Corporate Auditor (outside)
--------------------------------------- ---------------------------------------
Yoichi Kaya                             Corporate Auditor (outside)
--------------------------------------- ---------------------------------------
Tadashi Ishikawa                        Corporate Auditor (outside)
--------------------------------------- ---------------------------------------

iii. Managing Officers (48 people)
--------------------------------------- ---------------------------------------
           Name                             New title
--------------------------------------- ---------------------------------------
Koichi Ina                              Managing Officer
--------------------------------------- ---------------------------------------
Yoshikazu Amano                         Managing Officer
--------------------------------------- ---------------------------------------
Takeshi Yoshida                         Managing Officer
--------------------------------------- ---------------------------------------
Shinzo Kobuki                           Managing Officer
--------------------------------------- ---------------------------------------
Akira Sasaki                            Managing Officer
--------------------------------------- ---------------------------------------
Hiroshi Kawakami                        Managing Officer
--------------------------------------- ---------------------------------------
Hitoshi Nishiyama                       Managing Officer
--------------------------------------- ---------------------------------------
Iwao Nihashi                            Managing Officer
--------------------------------------- ---------------------------------------
Tadashi Arashima                        Managing Officer
--------------------------------------- ---------------------------------------
Masamoto Maekawa                        Managing Officer
--------------------------------------- ---------------------------------------
Mamoru Furuhashi                        Managing Officer
--------------------------------------- ---------------------------------------
Satoshi Ozawa                           Managing Officer
--------------------------------------- ---------------------------------------
Seichi Sudo                             Managing Officer
--------------------------------------- ---------------------------------------
Yasuhiko Ichihashi                      Managing Officer
--------------------------------------- ---------------------------------------
Tadashi Yamashina                       Managing Officer
--------------------------------------- ---------------------------------------
Takashi Hata                            Managing Officer
--------------------------------------- ---------------------------------------
James E. Press                          Managing Officer
--------------------------------------- ---------------------------------------
Gary L. Convis                          Managing Officer
--------------------------------------- ---------------------------------------
Alan J. Jones                           Managing Officer
--------------------------------------- ---------------------------------------
Wahei Hirai                             Managing Officer
--------------------------------------- ---------------------------------------
Tatehito Ueda                           Managing Officer
--------------------------------------- ---------------------------------------
Takashi Shigematsu                      Managing Officer
--------------------------------------- ---------------------------------------
Yuzo Ushiyama                           Managing Officer
--------------------------------------- ---------------------------------------
Yoshikatsu Tanaka                       Managing Officer
--------------------------------------- ---------------------------------------
Nobuyoshi Hisada                        Managing Officer
--------------------------------------- ---------------------------------------
Yasumori Ihara                          Managing Officer
--------------------------------------- ---------------------------------------
Mitsuhisa Kato                          Managing Officer
--------------------------------------- ---------------------------------------
Takahiko Ijichi                         Managing Officer
--------------------------------------- ---------------------------------------
Toshio Furutani                         Managing Officer
--------------------------------------- ---------------------------------------
Tetsuo Agata                            Managing Officer
--------------------------------------- ---------------------------------------


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

--------------------------------------- ---------------------------------------
John H. Conomos                         Managing Officer
--------------------------------------- ---------------------------------------
Panagiotis J. Athanasopoulos            Managing Officer
--------------------------------------- ---------------------------------------
Senta Morioka*                          Managing Officer
--------------------------------------- ---------------------------------------
Hironobu Inoue*                         Managing Officer
--------------------------------------- ---------------------------------------
Kazuhiko Takarada*                      Managing Officer
--------------------------------------- ---------------------------------------
Masayuki Nakai*                         Managing Officer
--------------------------------------- ---------------------------------------
Toshiki Hayama*                         Managing Officer
--------------------------------------- ---------------------------------------
Takahiro Iwase*                         Managing Officer
--------------------------------------- ---------------------------------------
Akihito Tsuji*                          Managing Officer
--------------------------------------- ---------------------------------------
Yoshihiko Masuda*                       Managing Officer
--------------------------------------- ---------------------------------------
Nobuo Kobayashi*                        Managing Officer
--------------------------------------- ---------------------------------------
Yoshimasa Ishii*                        Managing Officer
--------------------------------------- ---------------------------------------
Tatsuya Kaneko*                         Managing Officer
--------------------------------------- ---------------------------------------
Takeshi Shirane*                        Managing Officer
--------------------------------------- ---------------------------------------
Masanao Tomozoe*                        Managing Officer
--------------------------------------- ---------------------------------------
Katsunori Itasaka*                      Managing Officer
--------------------------------------- ---------------------------------------
Tokuyuki Takahashi*                     Managing Officer
--------------------------------------- ---------------------------------------
Real C. Tanguay*                        Managing Officer
--------------------------------------- ---------------------------------------
*Newly appointed




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